EXHIBIT 21

SUBSIDIARIES OF WERNER ENTERPRISES, INC.

JURISDICTION OF
	SUBSIDIARY	ORGANIZATION

1.	Gra-Gar, LLC	Delaware
2.	Drivers Management, LLC	Delaware
3.	Werner Management, Inc.	Nebraska
4.	Fleet Truck Sales, Inc., dba Werner Fleet Sales	Nebraska
5.	Werner Global Logistics, Inc.	Nebraska
6.	Werner Transportation, Inc.	Nebraska
7.	Werner de Mexico, S. de R.L. de C.V.	Mexico
8.	Werner Enterprises Canada Corporation	Canada
9.	Werner Leasing de Mexico, S. de R.L. de C.V.	Mexico
10.	Werner Global Logistics U.S., LLC	Nebraska
11.	Werner Global Logistics (Barbados), SRL	Barbados
12.	Werner Global Logistics (Shanghai) Co. Ltd.	China
13.	Werner Global Logistics-Hong Kong Limited	Hong Kong
14.	WECC, Inc.	Nebraska
15.	Werner Global Logistics Mexico, S. de R.L. de C.V.	Mexico
16.	CG&G, Inc.	Nebraska
17.	CG&G II, Inc.	Nebraska
18.	American Institute of Trucking, Inc.	Arizona
19.	Career Path Training Corp.	Florida
20.	Werner Leasing, LLC	Nebraska